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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. ___________)*

                                MIM Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   553044108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                October 5, 2004
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [X]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (12-02)

CUSIP NO. 553044108                    13G                    Page 2 of 11 pages
--------------------------------------------------------------------------------
  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        The Pabrai Investment Fund II, L.P.
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
               -----------------------------------------------------------------
        (b) [X]
               -----------------------------------------------------------------
--------------------------------------------------------------------------------
  3.    SEC Use Only


--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization

        Illinois
--------------------------------------------------------------------------------

     Number of             5.      Sole Voting Power

      Shares                             0
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      144,100
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                           0
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   144,100
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        144,100
--------------------------------------------------------------------------------
 10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)


--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

        0.6%
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)
        PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO. 553044108                    13G                    Page 3 of 11 pages
--------------------------------------------------------------------------------
  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Pabrai Investment Fund 3, Ltd.
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
               -----------------------------------------------------------------
        (b) [X]
               -----------------------------------------------------------------
--------------------------------------------------------------------------------
  3.    SEC Use Only


--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization

        British Virgin Islands
--------------------------------------------------------------------------------

     Number of             5.      Sole Voting Power

      Shares                             0
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      399,000
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                           0
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   399,000
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        399,000
--------------------------------------------------------------------------------
 10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)


--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

        1.8%
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)
        CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO. 553044108                    13G                    Page 4 of 11 pages
--------------------------------------------------------------------------------
  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        The Pabrai Investment Fund IV, L.P.
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
               -----------------------------------------------------------------
        (b) [X]
               -----------------------------------------------------------------
--------------------------------------------------------------------------------
  3.    SEC Use Only


--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization

        Delaware
--------------------------------------------------------------------------------

     Number of             5.      Sole Voting Power

      Shares                             0
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      774,125
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                           0
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   774,125
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        774,125
--------------------------------------------------------------------------------
 10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)


--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

        3.5%
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)
        PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO. 553044108                    13G                    Page 5 of 11 pages
--------------------------------------------------------------------------------
  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Dalal Street, Inc.
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
               -----------------------------------------------------------------
        (b) [X]
               -----------------------------------------------------------------
--------------------------------------------------------------------------------
  3.    SEC Use Only


--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization

        Illinois
--------------------------------------------------------------------------------

     Number of             5.      Sole Voting Power

      Shares                               0
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      1,317,125
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                             0
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   1,317,125
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        1,317,125
--------------------------------------------------------------------------------
 10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)


--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

        5.9%
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)
        CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO. 553044108                    13G                    Page 6 of 11 pages
--------------------------------------------------------------------------------
  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Mohnish Pabrai
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
               -----------------------------------------------------------------
        (b) [X]
               -----------------------------------------------------------------
--------------------------------------------------------------------------------
  3.    SEC Use Only


--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization

        United States
--------------------------------------------------------------------------------

     Number of             5.      Sole Voting Power

      Shares                               0
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      1,317,125
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                             0
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   1,317,125
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        1,317,125
--------------------------------------------------------------------------------
 10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)


--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

        5.9%
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)
        IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 553044108                                           Page 7 of 11 pages
          ---------




ITEM 1. (a)    NAME OF ISSUER.                                      MIM Corporation

ITEM 1. (b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.     100 Clearbrook Road
                                                                    Elmsford,  NY 10523

ITEM 2. (a)    NAME OF PERSON FILING.



         This Schedule 13G is filed on behalf of The Pabrai Investment Fund II, L.P. ("PIF2"), an Illinois limited partnership, Pabrai Investment Fund 3, Ltd., a British Virgin Islands corporation ("PIF3"), The Pabrai Investment Fund IV, L.P., a Delaware limited partnership ("PIF4"), Dalal Street, Inc., an Illinois corporation ("Dalal"), which is general partner of PIF2 and PIF4 and sole investment manager of PIF3, and Mohnish Pabrai, sole shareholder and chief executive officer of Dalal and a shareholder and president of PIF3 (collectively, the "Reporting Persons"), pursuant to a Joint Reporting Agreement dated October 15, 2004, which is being filed as Exhibit A to this Schedule 13G.

ITEM 2. (b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

                                                  17 Spectrum Point Drive
                                                  Suite 503
                                                  Lake Forest, CA  92630

ITEM 2. (c)    CITIZENSHIP.

         PIF2 is an Illinois limited partnership. PIF4 is a Delaware limited partnership. PIF3 is a British Virgin Islands corporation. Dalal is an Illinois corporation. Mohnish Pabrai is a United States citizen.

ITEM 2. (d)    TITLE OF CLASS OF SECURITIES.      Common Stock, par value $.001
                                                  per share.

ITEM 2. (e)    CUSIP NUMBER.    553044108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), 13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

               Not applicable.

ITEM 4.        OWNERSHIP.

(a) and (b).

         This Schedule 13G shall not be construed as an admission that any Reporting Person is, either for purposes of Section 13(d) or 13(g) of the Exchange Act of 1934, as amended (the "Act") or for other purposes, is the beneficial owner of any securities covered by this statement. By virtue of the relationships between and among (i) Dalal in

CUSIP No. 553044108                                           Page 8 of 11 pages
          ---------

its capacity as the general partner and investment manager of PIF2, PIF4 and PIF3, respectively and (ii) Mohnish Pabrai, in his capacity as sole shareholder and chief executive officer of Dalal and president of PIF3, each of the Reporting Persons may be deemed to be the beneficial owner of all or a portion of the shares of Common Stock held by the other Reporting Persons. Because of the relationships described in Item 2(a), the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Act, and as such, each member of the group would be deemed to beneficially own, in the aggregate, all the shares of Common Stock held by members of the group. The Reporting Persons disclaim membership in a group and disclaim beneficial ownership of any of the shares of Common Stock except as follows.



                                                           Common Stock
Reporting Person                                         Beneficially Owned         % of Class (++)
----------------                                         ------------------         ---------------

The Pabrai Investment Fund II, L.P.                            144,100                    0.6%

Pabrai Investment Fund 3, Ltd.                                 399,000                    1.8%

Pabrai Investment Fund IV, L.P.                                744,125                    3.5%

Dalal Street, Inc                                                    0                    0.0%

Mohnish Pabrai                                                       0                    0.0%


++ All percentages in this table are based on the 22,457,829 shares of Common Stock of MIM Corporation issued and outstanding as of August 2, 2004, as reported in the Form 10-Q for the quarterly period ended June 30, 2004 filed by MIM Corporation with the Securities and Exchange Commission on August 9, 2004.

(c)

         Dalal Street, Inc. and Mohnish Pabrai, in his capacity as chief executive officer of Dalal Street, Inc., have the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition of the shares of Common Stock set forth opposite the name of each of PIF2, PIF4 and PIF3 in the table above. Dalal Street, Inc. and Mohnish Pabrai disclaim beneficial ownership of any such shares of Common Stock except to the extent of their pecuniary interest therein, if any.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than
five percent of the class of securities, check the following: [   ]

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Not applicable.

CUSIP No. 553044108                                           Page 9 of 11 pages
          ---------



ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

               Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         This Schedule 13G is being filed jointly pursuant to Rule 13d-1(k). As a result of the relationships among the Reporting Persons described herein, some or all of the Reporting Persons may be deemed to comprise a "group" within the meaning of Section 13 of the Act and the Rules promulgated thereunder. However, the Reporting Persons deny such group status.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

               Not applicable.

ITEM 10.       CERTIFICATIONS.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 553044108                                          Page 10 of 11 pages
          ---------


                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  October 15, 2004

THE PABRAI INVESTMENT FUND II, L.P.

         By:  Dalal Street, Inc., Its General Partner

                  By:  /s/ Mohnish Pabrai
                     ------------------------------------------
                         Mohnish Pabrai, Chief Executive Officer



PABRAI INVESTMENT FUND 3, LTD.

         By:  /s/ Mohnish Pabrai
            ------------------------------
                Mohnish Pabrai, President



THE PABRAI INVESTMENT FUND IV, L.P.

         By:  Dalal Street, Inc., Its General Partner

                  By:  /s/ Mohnish Pabrai
                     ------------------------------------------
                         Mohnish Pabrai, Chief Executive Officer



DALAL STREET, INC.

        By:  /s/ Mohnish Pabrai
           ------------------------------------------
               Mohnish Pabrai, Chief Executive Officer



/s/ Mohnish Pabrai
------------------
Mohnish Pabrai

CUSIP No. 553044108                                          Page 11 of 11 pages
          ---------

                                  EXHIBIT INDEX

EXHIBIT                             DESCRIPTION
--------------------------------------------------------------------------------
EXHIBIT A                           JOINT REPORTING AGREEMENT

                                    EXHIBIT A

                            JOINT REPORTING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed on or about this date with respect to the beneficial ownership of the undersigned of shares of Common Stock of MIM Corporation is being filed on behalf of each of the parties named below.

Dated:  October 15, 2004

THE PABRAI INVESTMENT FUND II, L.P.

         By:  Dalal Street, Inc., Its General Partner

               By: /s/ Mohnish Pabrai
                   ---------------------------------------
                   Mohnish Pabrai, Chief Executive Officer



PABRAI INVESTMENT FUND 3, LTD.

         By:  /s/ Mohnish Pabrai
              -------------------------
              Mohnish Pabrai, President



THE PABRAI INVESTMENT FUND IV, L.P.

         By:  Dalal Street, Inc., Its General Partner

                             By: /s/ Mohnish Pabrai
                                 ---------------------------------------
                                 Mohnish Pabrai, Chief Executive Officer



DALAL STREET, INC.

        By:  /s/ Mohnish Pabrai
             ---------------------------------------
             Mohnish Pabrai, Chief Executive Officer



/s/ Mohnish Pabrai
------------------
Mohnish Pabrai